CENTRAL PARK ADVISERS, LLC
500 Fifth Avenue
31st Floor
New York, New York 10110

August 24, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following investment companies (each, a “Fund” and, collectively, the “Funds”):

CPG Carlyle Commitments Fund, LLC (SEC File No. 811-22763)
CPG Carlyle Commitments Master Fund, LLC (SEC File No. 811-22764)
CPG Cooper Square International Equity, LLC (SEC File No. 811-23590)
CPG Focused Access Fund, LLC (SEC File No. 811-23355)
CPG Vintage Access Fund, LLC (SEC File No. 811-23258)
CPG Vintage Access Fund II, LLC (SEC File No. 811-23354)
CPG Vintage Access Fund III, LLC (SEC File No. 811-23452)
CPG Vintage Access Fund IV, LLC (SEC File No. 811-23610)
CPG Vintage Access Fund V, LLC (SEC File No. 021-442721)

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Funds:

1.                  A copy of a joint Investment Company Bond issued by Federal Insurance Co. (the “Bond”), which lists the Funds as insureds, as Exhibit 99-1.

2.                  A certificate of each Fund’s Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Funds’ Boards of Directors (including those members who are not “interested persons,” as defined in the 1940 Act, of the Funds) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.                  The Bond premium has been paid for the coverage period from June 24, 2022 to June 24, 2023, and the Bond is written for a $5,575,000 limit of liability. Had each Fund not been named as an insured under the Bond, each of the Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4.                  A copy of the agreement between the Funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

CENTRAL PARK ADVISERS, LLC

By:	/s/ Michael Mascis Name: Michael Mascis Title: Authorized Person

Schedule A

Fund	Single Insured Bond Coverage

CPG Carlyle Commitments Fund, LLC CPG Carlyle Commitments Master Fund, LLC	$1,250,000

CPG Cooper Square International Equity, LLC	$525,000

CPG Focused Access Fund, LLC	$1,250,000

CPG Vintage Access Fund, LLC	$600,000

CPG Vintage Access Fund II, LLC	$600,000

CPG Vintage Access Fund III, LLC	$600,000

CPG Vintage Access Fund IV, LLC	$450,000

CPG Vintage Access Fund V, LLC	$300,000